Mail Stop 3561
								August 9, 2005

Dr. Hongbing Lan, CEO
BroadenGate Systems, Inc.
7/F, Block A, Skyworth Building
South Hi-Tech Industrial Park
Schenzhen, China 518057

Re:	BroadenGate Systems, Inc.
	Item 4.01 Form 8-K
	Filed 8/1/05
      File No. 000-18452

Dear Mr. Lan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that the date of the dismissal in the first paragraph of your disclosure differs from the date of the earliest event reported on the cover page of the filing. Please revise your disclosure as appropriate. Also, please remove the brackets from the second sentence of the disclosure, if this statement is factual.

2. We note that the second paragraph of your disclosure describes the audit reports on your financial statements for the fiscal years ended
December 31, 2003 and 2002. However, it does not appear that the former accountant audited the financial statements for these periods.
Please revise the disclosure to specifically identify the periods that were audited by the former accountant. Based on your most recent 10-KSB filing, this would appear to be the years ended December 31, 2001 and 2000.

3. We note that the second paragraph of your disclosure incorrectly states that the reports of the former accountant were not modified as to uncertainty, which would include an uncertainty regarding the Company`s ability to continue as a going concern. If applicable, you may elect to provide the required disclosure using language similar to the following example: "[The former accountant`s reports] on the
Company`s financial statements for the fiscal years ended December 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the reports for both years were qualified as to uncertainty regarding the Company`s ability to continue as a going concern."

4. Please revise the third paragraph of your disclosure to reference the correct periods audited by the former accountant as described above. In addition, please correct the reference in the middle of this paragraph which currently states "Deloitte" rather than "Blackman".

5. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Carlton Tartar, Staff Accountant, at (202) 551-3387.


							Sincerely,



							Carlton Tartar
							Staff Accountant


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE